June 8, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Attention: William H. Thompson, Accounting Branch Chief
Jason Niethamer, Assistant Chief Accountant
Donna Di Silvio, Staff Accountant

Re:    CST Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 1-35743
Dear Mr. Thompson:
Set forth below are the responses of CST Brands, Inc. (the “Company”) to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that appeared in the Staff’s letter dated May 22, 2015 regarding the above-referenced Annual Report on Form 10-K filed by the Company on February 27, 2015 (the “Form 10-K”).
For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Company’s responses to such comments.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Segment Results, page 48
1. We note you revised the information presented for U.S. Retail this year by presenting Core store operating statistics and Core store same store information instead of Same Store Information. Please tell us your consideration of disclosing the changes made in the current year to your key metrics, and specifically clarifying the extent retail sites, i.e. NTIs, are included in more than one metric.
Response:
As outlined on p. 8 of our Form 10-K, our business strategy is focused on several key initiatives including:

•	Growing organically through the construction of new-to-industry stores (“NTIs”);

•	Growing our business in existing and new geographic locations through acquisitions;

•	Developing and expanding our wholesale fuel distribution business; and

•	Improving our convenience store profits by developing our convenience store brands and maximizing our merchandise gross profit margin.
As outlined on p. 9 of our Form 10-K, our strategic investment in CrossAmerica was done in order to help us achieve these objectives as follows:

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June 8, 2015

•	CrossAmerica provides access to the master limited partnership (“MLP”) capital markets to provide efficient capital for our growth.

•	Through the acquisition, we significantly increased our wholesale motor fuel supply business as this is the primary business of CrossAmerica.

•	CrossAmerica has historically grown through acquisitions and we acquired additional business development expertise to assist us in accelerating acquisitions.

•	CrossAmerica has multiple motor fuel supply relationships with major integrated energy companies, helping diversify our available fuel supply.

•
Creates a “sponsored MLP” relationship whereby certain CST assets, such as its U.S. Retail wholesale motor fuel supply business and NTI real property assets, can be dropped down (sold) to CrossAmerica for cash and/or limited partner equity consideration.

Subsequent to the acquisition, we intend to use CrossAmerica to acquire wholesale and convenience store operations, primarily in the U.S. When CrossAmerica makes an acquisition, we do not have a predetermined operating model for the convenience store operations we have acquired. As disclosed in our filings, subsequent to an acquisition, we commence an evaluation process that determines the eventual long-term operation of each store acquired: (a) to be fully integrated into the existing core retail operations of CST, (b) to be converted into a dealer, or (c) other strategic alternatives, including divestiture. During the evaluation process, which can be up to twelve months, the store operations are classified as “non-core.” If/when stores are eventually determined to be fully integrated into the existing retail operations of CST, the stores are classified as “core.” We believe it is necessary to differentiate the operating performance between core and non-core stores when presenting our operating statistics because non-core stores are not necessarily reflective of our core business. Key differentiating factors initially include the following:

•
Non-core merchandising strategies are legacy strategies of the former owner, which are different from our core store merchandising strategies, including the offering of our proprietary products and utilizing our purchasing power to maximize gross profit margin.

•	Non-core sites are not managed in the same way as our core sites, where our Chief Operating Officer oversees all core store operations.

•	Non-core fuel pricing, merchandise supply and labor strategies are typically not consistent with our core business.
As disclosed on page 88 of our Form 10-K, we purchased 32 company operated convenience stores from Nice N Easy Grocery Shoppes (“Nice N Easy”) in November 2014 and the operating results of these stores were excluded from our full year 2014 and first quarter 2015 core store operating statistics as these stores are currently in the evaluation process discussed above.
Also disclosed on page 88 of our Form 10-K, we purchased 22 company operated convenience stores from Landmark Industries in January 2015. During the second quarter of 2015, we fully integrated the Landmark stores into our retail operations and the operating statistics of these stores will be included in our core store operating statistics beginning in the second quarter of 2015.
As more fully discussed below in response to question 2, all NTIs are core stores and accordingly are included in the core system operating statistics. The average number of NTIs included in U.S. Retail core store operating statistics for 2014, 2013 and 2012 were 59, 40 and 25, respectively. NTIs that meet the criteria for “same stores” are appropriately included in our same store statistics. The average number of NTIs included in our same store core store operating statistics for 2014, 2013 and 2012 were 34, 22, and 15, respectively. In consideration of the

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June 8, 2015

Staff’s comments, we will expand our disclosures beginning with our second quarter 10-Q to include disclosing the NTI store counts included within the metrics presented.
2. Please tell us why you have chosen to no longer present NTI information for U.S. Retail and Canadian Retail for all periods presented, that is, the year ended December 31, 2013, in light of your discussion attributing some of your operating results to changes based on your NTI stores. We note your disclosure on page 38 of your Form 10-Q for the period ended March 31, 2015. Please explain why you do not believe the information is not comparable. We may have further comment.
Response:
In 2008, we began executing a strategy of growing organically through the construction of NTIs. As discussed in our filings, these are larger formatted stores that accommodate broader merchandise categories and food offerings and have more fuel dispensers than our legacy stores. We separately present operating statistics for our NTIs to allow the reader to compare the operating metrics of our NTIs against our total core system metrics.
Based on the information we presented for our U.S. Retail segment on pages 48 and 49 in our Form 10-K, the NTI data shows, that in the current year, the NTIs outperformed the total core system in motor fuel volumes sold (per site, per day) by 190% and in merchandise sales (per site, per day) by 188%. Our objective in providing separate NTI operating data is to provide enough detail to allow investors to see that over time our total core store operating statistics will improve with the addition of more NTIs. We believe this is an important component of our business that is not as transparent if we do not present the information separately. Although the NTI performance is almost double that of our total core system, the relative percentage of NTI store sites to the total core system store sites is small. In the U.S., NTIs accounted for 6%, 4% and 2% of the average population of stores in 2014, 2013 and 2012, respectively, and in Canada NTIs accounted for 9%, 6% and 5% of the average population of our company operated convenience stores for 2014, 2013 and 2012, respectively.
As disclosed in our filings, there is typically a one to three year “development period” from the time an NTI is opened until it reaches normalized operating performance. Early in the development period, various marketing strategies are used to develop customer traffic patterns and to customize merchandise offerings to the specific local market.
Beginning with our 2014 10-K, we recognized that presenting NTI data for the comparable periods could be confusing for investors because it could lead them to compare NTI performance in the current period to the prior period presented. The two periods are not comparable because the data presented is not presented on a same store basis but a total system basis. As noted in footnote (e) on page 49 and footnote (f) on page 54, over 50% of the stores included in the NTI operating statistics had been opened in the last two years. Furthermore, we intend to open more NTIs each year than the prior year. As such, a significant portion of our NTIs are in the development period and this will continue to be the case. Therefore, we believe it is not appropriate to compare NTI performance year over year. We further clarified this in footnote (f) on page 38 and page 42 in our March 31, 2015 Form 10-Q.
In consideration of the Staff’s comment, we recognize that over time total core system and core same store operating statistics will include more NTIs and that the number of NTIs included within these operating statistics could be helpful to the investor. Accordingly, we will disclose this going forward.

U.S. Securities and Exchange Commission
June 8, 2015

Canadian Retail, page 52
3. Please explain to us the changes made to the same store information presented for December 31, 2013 from the comparable information disclosed in your Form 10-K for the fiscal year ended December 31, 2013.
Response:
As disclosed in Note (d) to the same store information on page 54, the same store information consists of aggregated individual store results for all sites in operation substantially throughout both periods presented (defined as 90% or more of the period). Stores that were temporarily closed for a brief period of time during the periods being compared remain in the same store sales comparison. If a store is replaced, either at the same location or relocated to a new location, it is removed from the comparison until the new store has been in operation for substantially all of the periods being compared.
It is important to note that same store information is presented for the current and comparable periods based on the stores that meet the criteria discussed above for the current year. In determining the portfolio of same stores to report on, the application of the criteria first requires an identification of which stores were open for substantially all of the current period. Following this process, we then determine whether or not those same stores were open for the comparable prior period. If a store is open for substantially all of both periods, then it is included in the calculation.
In applying these criteria, it is common for stores to come in and out of the same store portfolio and therefore the portfolio of same stores usually changes every period. Given that the portfolio of same stores changes each reporting period, the comparable metrics for the prior period will change as well. As such, the same store metrics for the year ended December 31, 2013 (the prior period) were appropriately changed to reflect the same stores presented as of December 31, 2014 (the current period).
Financial Statements
Report of Independent Registered Public Accounting Firm, page 73
4. We note KPMG LLP indicated in their audit report they did not audit the financial statements of CrossAmerica Partners LP, a consolidated variable interest entity, which were audited by other auditors and that their opinion, insofar as it relates to the amounts included for CrossAmerica Partners LP, is based solely on the report of the other auditors. As noted in Rule 2-05 of Regulation S-X, when a principal auditor makes reference to the work of another auditor in its audit report, the separate report of the other auditor shall be filed. Please amend your Form 10-K to include the audit report of the other auditors or advise us how you have complied with Rule 2-05 of Regulation S-X.
Response:
KPMG LLP (“KPMG”) incorrectly referred to the report of another auditor in their Report of Independent Registered Public Accounting Firm. KPMG has removed the reference to another auditor and we have filed a Form 10-K/A to include the revised report. Rule 2-05 of Regulation S-X is not applicable as the revised audit report no longer makes reference to another auditor.

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June 8, 2015

Note 3. Acquisitions, page 87
5. Please tell us your consideration of disclosing supplemental pro forma information as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the comparable prior annual reporting period. Reference is made to ASC 805-10-50-2.
Response:
The following outlines our consideration of describing pro forma information as outlined under ASC 805-10-50-2. We have presented our consideration for each acquisition we completed for the two year period ended December 31, 2014 and for the three month period ended March 31, 2015.
CrossAmerica
On October 1, 2014, we completed the purchase of 100% of the non-economic membership interests in Lehigh Gas GP LLC (the “General Partner”) and incentive distribution rights (“IDRs”) of Lehigh Gas Partners LP for $17 million in cash and approximately 2.0 million shares of CST common stock. After the purchase of the membership interests in its General Partner, the name of Lehigh Gas Partners LP was changed to CrossAmerica Partners LP.
CST controls CrossAmerica’s General Partner and has the right to appoint all members of the Board of Directors of the General Partner. CrossAmerica is managed and operated by the Board of Directors and executive officers of the General Partner. Therefore, we control the operations and activities of CrossAmerica even though: (a) we did not own any of CrossAmerica’s outstanding limited partner units and (b) our economic interest in CrossAmerica (through the IDRs) was immaterial and insignificant. Under the guidance in ASC 810-Consolidation, we consolidated CrossAmerica due to our ownership of the General Partner.
In evaluating the disclosure of pro forma financial information related to this acquisition, the Company considered the following:

•	The GP interests acquired were non-economic and no cash flow or earnings are attributable to CST on this acquired ownership interest.

•
The economic interest in CrossAmerica through the ownership of the IDRs was immaterial and insignificant. Assuming the IDR purchase was completed on January 1, 2014, total IDR income would have been $245,000, or 0.1% of 2014 net income attributable to CST.

•	We did not acquire any economic limited partnership equity ownership in CrossAmerica through the transaction.

•	There were no transactions between the Company and CrossAmerica prior to October 1, 2014.

•
Because the Company did not acquire limited partnership units of CrossAmerica, there was no pro forma net income attributable to earnings of CrossAmerica that would have been earned by CST shareholders, as all net income and earnings related to CrossAmerica is eliminated through non-controlling interests.

As disclosed in CrossAmerica’s Form 10-Q for the quarter ended September 30, 2014, its operating revenues for the first nine months of 2014 were $2.1 billion. As disclosed in CrossAmerica’s Form 10-K for the year ended December 31, 2014, its operating revenues for 2013 were $1.9 billion. These amounts represented approximately 16% and 15% of the Company’s operating revenues for the years ended December 31, 2014 and 2013, respectively. We considered the criteria as outlined under ASC 805-10-50-2 in light of the fact that these operating revenues

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would not have resulted in any net income or loss attributable to the Company or earnings per share on a pro forma basis during these periods since all amounts were eliminated through non-controlling interest.
Based on these facts, the Company concluded that the pro forma information for CrossAmerica was immaterial, insignificant and not meaningful to the CST shareholders.
Nice N Easy
In November 2014, the Company and CrossAmerica jointly purchased the assets of Nice N Easy. Nice N Easy’s operating revenues and earnings before tax for its fiscal year ended November 24, 2013 were less than 1% and 2% of the Company’s consolidated operating revenues and earnings before tax, respectively, for the same period. As a result, the Company determined that the pro forma information for Nice N Easy was not material.
In accordance with the criteria outlined in ASC 805-10-50-3, we also concluded that the CrossAmerica and Nice N Easy acquisitions were immaterial in the aggregate, and as such no aggregated pro forma information for these acquisitions was included in our filing.
Landmark Industries Stores (“Landmark”)
In January 2015, the Company and CrossAmerica jointly purchased 22 convenience stores from Landmark Industries. Landmark’s operating revenues and earnings before tax for its fiscal year ended December 31, 2014 were less than 1% and 3% of the Company’s consolidated operating revenues and earnings before tax, respectively, for the same period. As a result, the Company determined that the pro forma information for Landmark was not material.
In addition to the analysis above, we discussed our assessment with our auditors who concurred with our conclusions.
*****
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments you have regarding the responses or the Form 10-K to the undersigned at (210) 692-5000; tammy.floyd@cstbrands.com.
Thank you for your assistance.
Very truly yours,

/s/ Tammy V. Floyd
Tammy V. Floyd
Vice President and Controller

U.S. Securities and Exchange Commission
June 8, 2015

cc:     Kimberly S. Lubel, President and Chief Executive Officer, CST Brands, Inc.
Clayton E. Killinger, Executive Vice President and Chief Financial Officer, CST Brands, Inc.
Gérard J. Sonnier, Senior Vice President and General Counsel, CST Brands, Inc.
Jonathan Owens, Partner, KPMG LLP